Squire Patton Boggs (US) LLP 201 E. Fourth St., Suite 1900 Cincinnati, Ohio 45202 O +1 513 361 1200 F +1 513 361 1201 squirepattonboggs.com

December 2, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Division of Corporation Finance
J. Nolan McWilliams
Madeleine Mateo

Re:	First Commonwealth Financial Corporation
Registration Statement on Form S-4
Filed on October 19, 2022
File No. 333-267944

Ladies and Gentlemen:

On behalf of our client, First Commonwealth Financial Corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 18, 2022 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission by the Company on October 19, 2022. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) through EDGAR. To facilitate the Staff’s review, we are providing by overnight delivery a copy of this letter as well as a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

For your convenience, we have set forth below each comment of the Staff from the Comment Letter in bold and italics and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Background of the Merger, page 39

1.

We note CFC’s discussions with Party D, its entrance into a nondisclosure agreement, and its discussions surrounding a non-binding indication of interest. We also note that CFC’s discussions with Party D terminated on April 10, 2022, and subsequent to such termination, Ms. Husic and Mr. Price resumed discussions. Please discuss here the reasons why discussions with Party D with which negotiations began during the fourth quarter of 2021 were terminated and explain whether it was CFC or the counterparty that ceased negotiations. Where the potential merger transactions are discussed on page 40, please also disclose if terms were discussed and, if so, the range of terms of those merger possibilities.

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Response: The Company respectfully advises the Staff that it has revised the disclosure on page 40 of Amendment No. 1 in response to the Staff’s comment.

FCF’s Reasons for the Merger, page 41

2.

We note the principal factor listed stating “the strategic rationale for the merger, including expansion of FCF’s business into higher growth, contiguous and demographically attractive metro markets and accelerating FCF’s growth beyond the $10 billion asset threshold.” Please disclose in an appropriate place any additional provisions of the Dodd Frank Wall Street Reform and Consumer Protection Act that you expect to have a material impact on your operations or financial condition and describe the expected impact. Please also add a risk factor describing the attendant risks and clarify here whether the board considered these additional regulatory implications as a positive or negative factor.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 27, 28, 42 and 43 of Amendment No. 1 in response to the Staff’s comment.

Opinion of CFC’s Financial Advisor, page 46

3.

Please quantify the fee that CFC paid to Stephens when it rendered its fairness opinion and the specific amount and percentage of the fee that is contingent upon completion of the merger. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 55 and 56 of Amendment No. 1 in response to the Staff’s comment.

4.

We note disclosure (iv) and the reference to financial projections provided by CFC and FCF which Stephens relied upon in developing its opinion. Please disclose the financial projections that CFC and FCF presented to Stephens and which Stephens relied upon in forming its opinion.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 56 through 58 of Amendment No. 1 in response to the Staff’s comment.

Governance of FCF after the Merger, page 57

5.

We note that FCF will designate Patricia A. Husic, the president and CEO of CFC, to the FCF board of directors upon the effective time of the merger. Please file the written consent of Patricia A. Husic as required by Securities Act Rule 438.

Response: The Company respectfully advises the Staff that it has filed the written consent of Patricia A. Husic as required by Securities Act Rule 438 as Exhibit 99.3 to Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Merger, page 82

6.

We note your disclosure that the tax opinions you describe in this section constitute the opinion of counsel to both CFC and FCF and short form tax opinions will be given. We also note that your exhibit index does not provide for a tax opinion of CFC’s legal counsel. Please confirm that you will file the required opinions regarding tax matters or tell us why you believe such opinions are not required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance Section III.A of Staff Legal Bulletin No. 19.

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Response: The Company respectfully advises the Staff that it has revised the exhibit index to Amendment No. 1 to include the tax opinion of CFC’s legal counsel as Exhibit 8.2 and has filed the tax opinion of CFC’s legal counsel as Exhibit 8.2 to Amendment No. 1.

Exhibits

7.

Refer to Exhibit 99.2. We note the statement that Stephens “disclaim[s] that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.” Please have Stephens remove this inappropriate disclaimer given that Stephens provided an opinion that is summarized in and included in the registration statement and which is attributed to Stephens. For guidance, refer to Securities Act Rule Compliance and Disclosure Interpretation Question 233.02.

Response: The Company respectfully advises the Staff that the consent of Stephens, Inc. has been revised and filed as Exhibit 99.2 to Amendment No. 1.

* * * * *

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (513) 361-1260.

Very truly yours,

/s/ James J. Barresi
James J. Barresi
Squire Patton Boggs (US) LLP

cc:	T. Michael Price
President and Chief Executive Officer, First Commonwealth Financial Corporation

Patricia A. Husic
President and Chief Executive Officer, Centric Financial Corporation

Michael E. Fisher
Squire Patton Boggs (US) LLP

Charles Ferry
Stevens & Lee, P.C.

Sunjeet S. Gill
Stevens & Lee, P.C.